

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 22, 2017

<u>Via E-mail</u>
Brent Wadman
Corporate Secretary
Stillwater Mining Company
26 West Dry Creek, Suite 400
Littleton, Colorado 80120

> **Re:** **Stillwater Mining Company**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 24, 2017**
> **File No. 001-13053**

Dear Mr. Wadman:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel
and Mining

cc: Amos Barclay, Esq.
        Holland & Hart LLP